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                          April 25, 2023

       J.D. Finley
       Interim Chief Executive Officer
       Palisade Bio, Inc.
       7750 El Camino Real, Suite 2A
       Carlsbad, California 92009

                                                        Re: Palisade Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 21,
2023
                                                            File No. 333-271393

       Dear J.D. Finley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Raul Silvestre, Esq.